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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-38047

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 15, 1997)

$375,000,000

7 5/8% Notes due December 1, 2012

        We will pay interest on the notes each June 1 and December 1. The first interest payment will be made on June 1, 2003.

        We may redeem the notes at any time at the make-whole redemption prices described in this prospectus supplement. There is no sinking fund for the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to Public	100.00%	$375,000,000
Underwriting Discounts and Commissions	0.65%	$2,437,500
Proceeds, before expenses, to Hilton	99.35%	$372,562,500

        The underwriters expect that delivery of the notes will be made to investors on November 22, 2002.

Joint Book-Running Managers

Morgan Stanley	UBS Warburg

Joint Lead Manager

Credit Suisse First Boston

Banc of America Securities LLC

              BNY Capital Markets, Inc.

                          Credit Lyonnais

                                      Deutsche Bank Securities

                                                   Scotia Capital

                                                               Utendahl Capital Partners, L.P.

                                                                           Wachovia Securities

                                                                                        Wells Fargo Brokerage Services, LLC

Prospectus Supplement dated November 19, 2002

        Unless the context indicates otherwise, the words "Hilton", "we", "ours", and "us" refers to Hilton Hotels Corporation and its subsidiaries as a combined entity, except where it is clear that the terms mean only Hilton Hotels Corporation.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. No one is authorized to provide you with different information.

        The notes are not being offered in any jurisdiction where the offer is not permitted.

        You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates of such information.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

        The words "believes," "anticipates," "expects," "intends," "plans," and "projects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and financial performance and are subject to risks and uncertainties including, among other things,

  •
  factors identified in our Form 10-K for the year ended December 31, 2001 under the captions "Additional Information," "Hotel Operations—Territorial Restrictions," "Timeshare Operations," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are incorporated by reference in this prospectus supplement and the accompanying prospectus;

  •
  factors discussed under the heading "Risk Factors" in our joint proxy statement/prospectus dated October 21, 1999;

  •
  factors identified in our other filings with the Securities and Exchange Commission which are incorporated by reference in the accompanying prospectus and this prospectus supplement;

  •
  the effects of economic conditions, including the magnitude and duration of the current economic downturn in the United States;

  •
  actual and threatened terrorist attacks and international conflicts and their impact on domestic and international travel;

  •
  supply and demand changes for hotel rooms, including declines in occupancy and room rates following the September 11th terrorist attacks;

  •
  competitive conditions in the lodging industry;

  •
  relationships with franchisees and property owners;

  •
  increases in energy, healthcare, insurance and other operating expenses;

  •
  the impact of government regulations;

  •
  the outcome of litigation; and

  •
  the availability of capital to finance growth;

which could cause actual results to differ materially from historical results or those anticipated. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we cannot assure you that our expectations will be attained and caution you not to place undue reliance on such statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect current or future events or circumstances.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents which we have filed with the Securities and Exchange Commission are incorporated by reference in, and are deemed to be a part of, the accompanying prospectus (see "Incorporation of Certain Documents by Reference" in the accompanying prospectus):

  (a)
  Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

  (b)
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

  (c)
  Current Reports on Form 8-K dated May 23, 2002, July 25, 2002, July 31, 2002 and September 9, 2002; and

  (d)
  Proxy Statement on Schedule 14A filed with the Commission on April 9, 2002.

        All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into the accompanying prospectus and to be a part of the accompanying prospectus from the respective dates of filing of such documents. Any statement contained in this prospectus supplement or in a document incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated by reference in the prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement except as so modified or superseded.

        We will provide without charge to any person to whom this prospectus supplement is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents unless the exhibits are specifically incorporated by reference in the documents). Requests should be directed to our Corporate Secretary, Hilton Hotels Corporation, 9336 Civic Center Drive, Beverly Hills, California 90210 (telephone number (310) 278-4321).

NOTICE REGARDING ARTHUR ANDERSEN LLP

        Arthur Andersen LLP audited our consolidated financial statements for the three years in the period ended December 31, 2001, which are incorporated by reference in the accompanying prospectus (the "Audited Financials"). On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen's work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Effective May 23, 2002, we terminated the engagement of Arthur Andersen as our independent auditors and engaged Ernst & Young LLP to serve as our independent auditors for the year ending December 31, 2002. Arthur Andersen provided its written consent to the incorporation by reference of its report with respect to the Audited Financials in the registration statement of which the accompanying prospectus is a part. Because of the circumstances currently affecting Arthur Andersen LLP, as a practical matter it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to security holders under federal and state securities laws.

RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended	Years Ended December 31,
September 30, 2002	2001	2000	1999	1998	1997
1.8x	1.5x	1.9x	2.3x	3.2x	4.0x

        See "Ratios of Earnings to Fixed Charges" in the accompanying prospectus for additional information.

USE OF PROCEEDS

        We expect to use the net proceeds we receive from the sale of the notes, estimated to be approximately $372 million, after deduction of estimated offering expenses and underwriting discounts and commissions, to repay indebtedness under the $1.4 billion tranche of our revolving credit facility. As of the date of this prospectus supplement, the interest rate on the tranche of the revolving credit facility to be repaid was 2.46%. We incurred the outstanding indebtedness under this facility for general corporate purposes.

CAPITALIZATION

        The following table sets forth:

  •
  our actual capitalization as of September 30, 2002; and

  •
  our capitalization as of September 30, 2002 as adjusted to give effect to this offering, after deducting estimated expenses and underwriting discounts and commissions.

        You should read this information together with "Use of Proceeds" and the consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

	September 30, 2002
	Actual	As Adjusted
	($ in millions)
Current Maturities of Long-Term Debt	$31	$31

Long-Term Debt:
Industrial development revenue bonds at adjustable rates, due 2015	$82	$82
8% Quarterly Interest Bonds, due 2031	200	200
Senior Notes, with an average rate of 7.8%, due 2007 to 2017	1,468	1,468
7% Senior Notes, due 2004(1)	325	325
Mortgage notes, 5.6% to 8.6%, due 2002 to 2022	353	353
7.95% Collateralized borrowings, due 2010	488	488
7.43% Chilean inflation-indexed notes, due 2009	93	93
5% Convertible subordinated notes, due 2006	496	496
Revolving loans	1,215	843
Other	3	3
2012 Notes offered hereby	—	375
Less current maturities of long-term debt	(31)	(31)

Total long-term debt, net of current maturities	4,692	4,695

Stockholders' Equity:
Common stock—500 million shares authorized at $2.50 par value	962	962
Additional paid-in capital	948	948
Retained earnings	291	291
Less treasury stock, at cost	(172)	(172)
Other	(10)	(10)

Total stockholders' equity	2,019	2,019

Total capitalization	$6,711	$6,714

(1)
Although allocated under a debt assumption agreement to Park Place Entertainment Corporation, these notes remain our legal obligation. At the time of the spin-off of our gaming operations to our stockholders, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indenture governing our $325 million 7% Senior Notes due 2004. These notes remain in our debt balance and a receivable from Park Place in an equal amount is included in our consolidated balance sheet. If the interest rate on these notes increases due to specified actions by us, we will be required to reimburse Park Place for the increase.

DESCRIPTION OF NOTES

        The notes offered by this prospectus supplement and the accompanying prospectus constitute a series of debt securities, which are described more fully in the accompanying prospectus, to be issued pursuant to an indenture between Hilton and The Bank of New York, as trustee. The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Capitalized terms used and not otherwise defined in the following discussion are defined below under "Certain Definitions."

        The following description is a summary of selected portions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. In this description, the terms "Hilton", "we", "us" and "our" refer only to Hilton Hotels Corporation and not to any of its subsidiaries.

Ranking

        The notes:

  •
  are unsecured general obligations of Hilton;

  •
  are equal in right of payment with all existing and future unsecured senior Debt of Hilton; and

  •
  are senior in right of payment to all existing and future subordinated Debt of Hilton.

        The notes will effectively rank junior to our secured indebtedness and to all liabilities of Hilton's subsidiaries, including trade payables. As of September 30, 2002, after giving effect to this offering, Hilton would have had approximately $3.3 billion of senior Debt outstanding and no secured indebtedness outstanding. Hilton subsidiaries had approximately $925 million of indebtedness outstanding as of September 30, 2002. The indenture will permit Hilton and its subsidiaries to incur additional Debt.

Principal, Maturity and Interest

        The notes are initially being offered in the aggregate principal amount of $375 million. Hilton will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 1, 2012. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes being offered hereby.

        Interest on the notes will accrue at the rate of 7 5/8% per year. Interest will be payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2003 to the holders in whose names such notes are registered at the close of business on the immediately preceding May 15 and November 15.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        The notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

        The notes are redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes being redeemed, or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, as calculated by an Independent Investment Banker;

plus, in either of the above cases, accrued and unpaid interest thereon to, but not including, the Redemption Date.

        "Adjusted Treasury Rate" means, with respect to any Redemption Date:

  •
  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

        The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes ("Remaining Life").

        "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

        "Reference Treasury Dealer" means:

  •
  each of Morgan Stanley & Co. Incorporated, UBS Warburg LLC, Credit Suisse First Boston Corporation and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

        We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to redeem fewer than all of the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Additional Covenants of Hilton

        We refer you to the section entitled "Description of Debt Securities" in the accompanying prospectus for a description of certain covenants applicable to the notes. In addition to the foregoing, the following covenants will apply to the notes for the benefit of the holders of the notes:

        Limitation On Liens.    Other than as set forth below under "—Exempted Liens and Sale and Lease-Back Transactions," neither we nor any Restricted Subsidiary will create, assume or suffer to exist any Lien:

  (a)
  upon any Principal Property;

  (b)
  upon any shares of capital stock of any Restricted Subsidiary owned by us or any Restricted Subsidiary; or

  (c)
  securing Debt of any Restricted Subsidiary,

without equally and ratably securing the notes with (or prior to) the Debt secured by such Lien, for so long as such Debt is secured, provided, however, that this limitation will not apply to:

            (1)  Liens existing on the date of issuance of the notes;

            (2)  Liens existing:

        •
        on property at the time it is acquired through a merger, a consolidation or otherwise by us or a Restricted Subsidiary; or

        •
        on property or securing Debt of, or an equity interest in, any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary;

            (3)  Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, provided, such Debt is incurred and related Liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof;

            (4)  Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of the Restricted Subsidiary, provided, that the Debt is incurred and related Liens are created within 24 months of the acquisition of the Restricted Subsidiary and such Debt does not exceed the acquisition cost of the Restricted Subsidiary;

            (5)  Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, our properties or properties of any Restricted Subsidiary, provided the Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements;

            (6)  Liens in favor of us or another Restricted Subsidiary;

            (7)  Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended;

            (8)  Liens on the capital stock, partnership or other equity interests we have, or any Restricted Subsidiary has, in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided, the amount of such Debt is contributed and/or advanced solely to such Joint Venture;

            (9)  any extension, renewal or replacement, in whole or in part, of any Liens referred to in the clauses (1) through (8) above or of any Debt secured thereby, including premium, if any, provided, that the aggregate principal amount secured does not exceed:

        •
        the greater of (x) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment and (y) 80% of the fair market value (in the opinion of our board of directors) of the properties subject to such extension, renewal or replacement; plus

        •
        any reasonable fees and expenses associated with such extension, renewal or replacement;

    and provided, further, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in clauses (1) through (8) above;

            (10) purchase money liens on personal property;

            (11) Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money);

            (12) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

            (13) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and

            (14) Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

        Limitation On Sale And Lease-Back Transactions.    Other than as provided below under "—Exempted Liens and Sale and Lease-Back Transactions," neither we nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than Hilton or a Restricted Subsidiary), providing for the lease to us or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by us or such Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

  (a)
  we or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (1) through (14) under "—Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes, or

  (b)
  an amount equal to:

  •
  the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of our board of directors), less

  •
  the fair market value (in the opinion of our board of directors) of any noncash proceeds of the sale of such property (provided such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by us or any of our Restricted Subsidiaries), is applied within 180 days to the retirement or other discharge of the notes or Debt ranking on a parity with the notes.

        Exempted Liens And Sale And Lease-Back Transactions.    Notwithstanding the restrictions set forth in "—Limitation on Liens" and "—Limitation on Sale and Lease-Back Transactions" above, we or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "—Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "Limitation on Sale and Lease-Back Transactions"), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by us and Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

Certain Definitions

        "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "—Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

        "Capital Improvements" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

        "Debt" means notes, bonds, debentures or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

        "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by Hilton and/or one or more Subsidiaries.

        "Lien" means any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

        "Principal Property" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $50 million or 5% of Consolidated Net Tangible Assets of Hilton.

        "Restricted Subsidiary" means any Subsidiary of Hilton organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or (y) in which the investment of Hilton and all of its Subsidiaries exceeds 5% of

Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, (ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of Hilton or any Restricted Subsidiary and (iii) Subsidiaries whose principal business is conducting Hilton's timeshare businesses.

        "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by Hilton or by one or more of its Subsidiaries, or by Hilton and one or more Subsidiaries.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

        The notes initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below, a global note may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

        DTC has advised us that it is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

        DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC's records. The ownership interest of the actual purchaser of notes, which we sometimes refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

        To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

        Redemption notices will be sent to DTC or its nominee. If less than all of the notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC's procedures.

        In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

        Principal and interest payments on the notes will be made to Cede & Co., as nominee of DTC.

        DTC's practice is to credit direct participants' accounts on the relevant payment date unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

        Except under the limited circumstances described below, purchasers of notes will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture.

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in notes.

        DTC is under no obligation to provide its services as depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

        As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in the notes. However, if:

  •
  DTC notifies us that it is unwilling or unable to continue as a depositary for the global notes or if DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

  •
  we determine, in our sole discretion, not to have the notes represented by one or more global notes; or

  •
  an event of default under the indenture has occurred and is continuing with respect to the notes,

we will prepare and deliver certificates for the notes in exchange for beneficial interests in the global notes. Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global notes.

        We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

UNDERWRITING

        Under the terms and conditions set forth in an underwriting agreement, dated as of November 19, 2002, Morgan Stanley & Co. Incorporated and UBS Warburg LLC, acting as joint book-running managers, and the other underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their names below:

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$112,500,000
UBS Warburg LLC	112,500,000
Credit Suisse First Boston Corporation	56,250,000
Banc of America Securities LLC	18,750,000
BNY Capital Markets, Inc.	15,000,000
Deutsche Bank Securities Inc.	15,000,000
Wachovia Securities, Inc.	15,000,000
Credit Lyonnais Securities (USA) Inc.	7,500,000
Scotia Capital (USA) Inc.	7,500,000
Utendahl Capital Partners, L.P.	7,500,000
Wells Fargo Brokerage Services, LLC	7,500,000

Total	$375,000,000

        The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the notes if any of the notes are taken.

        The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.40% per note. Any underwriter may allow, and such dealers may reallow, a concession to certain other dealers not to exceed 0.25% per note. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        The notes are a new issue of securities with no established trading market. The underwriters have advised us the underwriters intend to make a market in the notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

        In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot the offering, creating a short position in the notes for their own account. In addition, to cover short positions or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We will deliver the notes to the underwriters at the closing of this offering when the underwriters pay us the purchase price of the notes.

        Some of the underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments. As described under "Use of Proceeds," we expect to use the net proceeds from this offering to repay indebtedness outstanding under the $1.4 billion tranche of our revolving credit facility. The lenders under this tranche of our credit facility include affiliates of the following underwriters: Banc of America Securities LLC, BNY Capital Markets, Inc., Credit Lyonnais Securities (USA) Inc., Scotia Capital (USA) Inc., Wachovia Securities, Inc. and Wells Fargo Brokerage Services, LLC. It is expected that these lenders will in the aggregate receive more than 10% of the net proceeds from this offering in the form of repayment of borrowings outstanding under the credit facility. Accordingly, this offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

        Certain legal matters relating to the issuance and sale of the notes will be passed upon for us by Latham & Watkins, Los Angeles, California and by Bryan S. White, Vice President and Senior Counsel of Hilton. Certain legal matters relating to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements incorporated by reference in the accompanying prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference therein in reliance upon the authority of said firm as experts in giving said reports.

        Arthur Andersen LLP consented to the inclusion of their report in the registration statement of which the accompanying prospectus is a part. Because Arthur Andersen is no longer our independent auditor and we have engaged Ernst & Young to serve as our independent auditor, Arthur Andersen did not participate in the preparation of this prospectus supplement. See "Notice Regarding Arthur Andersen LLP."

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
NOTICE REGARDING ARTHUR ANDERSEN LLP
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF NOTES
BOOK-ENTRY SYSTEM, FORM AND DELIVERY
UNDERWRITING
LEGAL MATTERS
EXPERTS